J. Bryant Kirkland III
Vice President, Treasurer and
   Chief Financial Officer
October 29, 2010
VIA EDGAR
Mr. Donald Field
Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC 27549

Re:	Vector Group Ltd. (the “Company”)
Form 10-K for the year ended December 31, 2009
Schedule 14 filed April 16, 2010
File No. 001-05759

Dear Mr. Field:
     This letter is submitted by the Company to respond to the comments of the staff of the Securities and Exchange Commission (“SEC”). The staff’s comment is set forth below (with page references unchanged) and is followed by the Company’s response.
     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.
     In accordance with the SEC’s letter, we will include additional disclosures and revisions in response to the SEC’s comments in our future annual and quarterly filings, as applicable.

Mr. Daniel Morris
Securities and Exchange Commission
October 29, 2010

Form 10-K: For the Fiscal Year Ended December 31, 2009
Item 1A. Risk Factors, Page 15
1.	We note your disclosure in the first paragraph of this section of “[w]e have described below some of the more significant risks which we and our subsidiaries face.” All material risks should be discussed in this section. In your future filings, please revise this paragraph to clarify that you have discussed all known material risks.
Response:
We will revise the paragraph in our Form 10-K for the year ended December 31, 2010.
Definitive Proxy Statement on Schedule 14A
Board of Directors and Committees, Page 7
2.	We note that is 2009 your compensation committee engaged GK Partners as a compensation consultant in connection with certain restricted stock and option grants to executive officers. In your future filings, please expand your disclosure to include the information required by Item 407(e)(iii) of Regulation S-K.
Response:
We will include the additional disclosures in our Schedule 14A filings for the year ended December 31, 2010.
Executive Compensation, Page 9
Compensation Discussion and Analysis, Page 9
3.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
The Company’s management, outside legal counsel and Audit and Compensation Committees considered whether any disclosure was required under Item 402(s) of Regulation S-K in its Schedule 14A filings for the year ended December 31, 2009 for the named executive officers’ base salary, participation in Annual Bonus Plan, awards granted under the 1999 Amended and Restated Long-Term Incentive Plan, participation in the Company’s Supplemental Retirement Plan as well as compensation arrangements

Mr. Daniel Morris
Securities and Exchange Commission
October 29, 2010

applicable to all other employees of the Company. This analysis included evaluating the philosophy and design of the plans as well as the Company’s incentive considerations in structuring compensation plans and considered factors and processes used by the Audit and Compensation Committees in evaluating executive performance when awards under each plan were granted. Management, the Company’s outside counsel and the Audit and Compensation Committees of the Company’s Board of Directors concluded none of the plans have features that could induce executives or employees to take risks that are reasonably likely to have a material adverse effect on the Company.
Summary Compensation Table for the Years 2007-2009, Page 15
4.	We note on page 16 that Howard M. Lorber is entitled to various perquisites including a company-provided car and driver, a monthly allowance for lodging and related business expenses, two club memberships and dues, and the use of a corporate aircraft. In your future filings, if such perquisites are received by Mr. Lorber, please disclose the aggregate amount of such perquisites and other personal benefits as required by Item 402(c)(2)(ix) and Instruction 4 thereto.
Response:
We will include any additional disclosures as required by Item 402(c)(2)(ix) in our Schedule 14A filings for the year ended December 31, 2010.
* * * *
     Thank you for your kind assistance with this matter. Please call me at 305-579-8000 with any questions.

Very truly yours,
/s/ J. Bryant Kirkland III
J. Bryant Kirkland III

cc:	Vector Group Ltd. Audit Committee Vector Group Ltd. Compensation Committee McDermott Will & Emery PricewaterhouseCoopers LLP